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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12B-25
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                                                           SEC FILE NUMBER
                                                              000-29207
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                                                            CUSIP NUMBER
                                                             G3529X106
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                           NOTIFICATION OF LATE FILING

           (CHECK ONE): Form |X| 10-K |_| Form 20-F |_| Form 11-K |_|
                            Form 10-Q |_| Form N-SAR

                       For Period Ended: DECEMBER 31, 2002


          [ ] Transition Report on Form 10-K
          [ ] Transition Report on Form 20-F
          [ ] Transition Report on Form 11-K
          [ ] Transition Report on Form 10-Q
          [ ] Transition Report on Form N-SAR
          For the Transition Period Ended:
                                             ---------------------------------

   READ INSTRUCTION (ON BACK PAGE)BEFORE PREPARING FORM. PLEASE PRINT OR TYPE.

NOTHING IN THIS FORM SHALL BE CONSTRUED TO IMPLY THAT THE COMMISSION HAS VERIFIED ANY INFORMATION CONTAINED HEREIN.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                           FLAG TELECOM GROUP LIMITED
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Full Name of Registrant

                  FLAG TELECOM HOLDINGS LIMITED ("PREDECESSOR")
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Former Name if Applicable

                           CEDAR HOUSE, 41 CEDAR AVENUE
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Address of Principal Executive Office (STREET AND NUMBER)

                           HAMILTON HM12, BERMUDA
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City, State and Zip Code

PART II - RULES 12B-25(B) AND (C)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|X|              (a)      The reasons described in reasonable detail in Part III
                          of this form could not be eliminated without unreasonable effort or expense;

|X|              (b)      The subject annual report, semi-annual report,
                          transition report on Form 10-K, Form 20-F, 11-K or
                          Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date*; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

                 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

* The timing of the filing of the Form 10-K is addressed more fully in Part III of this Form 12b-25.

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PART III - NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period. (Attach extra sheets if needed.)

         The management of FLAG Telecom Group Limited (the "Registrant"), together with Ernst & Young LLP (the "Auditors"), who were retained in December 2002 as the auditors of the Registrant, determined that, in connection with the Auditor's audit of the Registrant's and Predecessor's financial statement for the year ended December 31, 2002, the Predecessor's financial statement for the year ended December 31, 2001 must be restated due to the retroactive application of the AICPA SEC guidance issued on August 6, 2002 and adopted by the Registrant and Predecessor retroactively. Because the Predecessor's auditors have ceased operations, the relevant financial statements must be reaudited. During the audit of 2002 and reaudit of 2001, management became aware that Predecessor's financial statement for the year ended December 31, 2000 must also be restated and reaudited. Management is unable to prepare for the reaudit and the Auditors are unable to complete the audit procedures within the prescribed period. Management believes the reaudit of the financial statement for the year ended December 31, 2000 will take approximately six weeks to complete.

         Accordingly, the Registrant is not in a position to timely file, without unreasonable effort and expense, a Form 10-K for the period ended December 31, 2002. The Registrant will attempt to file its Form 10-K as soon as management prepares for the reaudit and the Auditors complete their audit of the financial statements to be contained in the Form 10-K.

PART IV -- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

         KEES VAN OPHEM               011                      44 20 7317 0805
         --------------           -----------                ------------------
         (Name)                   (Area Code)                (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).
                                                                 |_|Yes   |X|No

         QUARTERLY REPORT ON FORM 10-Q FOR THE PERIODS ENDED JUNE 30, 2002 AND SEPTEMBER 30, 2002.

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                 |_|Yes   |X|No

         If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.


                           FLAG TELECOM GROUP LIMITED
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: MARCH 31, 2003                            By:  /s/  KEES VAN OPHEM
                                                     --------------------------
                                                     Name:  Kees van Ophem
                                                     Title: General Counsel

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).